PAGE  1  of  7 PAGES


                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                        (Amendment No. 8)

                    THE ARISTOTLE CORPORATION
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                           040 448201
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         April 28, 2000
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

                                             PAGE 2 OF 7 PAGES

1.   NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geneve Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [   ]
                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES              753,539    SHARES
BENEFICIALLY           -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                  0      SHARES    (See Item 5)
PERSON WITH            -------
                    9. SOLE DISPOSITIVE POWER
                       753,539    SHARES
                       -------
                    10.SHARED DISPOSITIVE POWER
                           0      SHARES    (See Item 5)
                       -------
11.   AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
      PERSON 753,539 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     41.4%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

                                         PAGE  3  OF  7 PAGES


Item 1.   Security and Issuer.
          --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4. Purpose of Transaction.
        -----------------------
      Item 4 of the Statement is hereby amended to add the following:

      "Geneve's rights to (A) acquire additional shares of securities of the Company, and (B) exercise voting rights and privileges with respect to shares of securities which it owns are subject to the terms of the Preferred Stock Purchase Agreement, as modified by the letter agreements dated February 9, 2000 and April 28, 2000.

      In addition, (i) on April 6, 2000, Geneve converted 10 shares of Series F Preferred Stock, 1,205 shares of Series G Preferred Stock and 1,205 shares of Series H Preferred Stock into an aggregate of 4,033 shares of Common Stock and (ii) on April 18, 2000, Geneve converted 4,616 shares of Series H Preferred Stock into 7,693 shares of Common Stock.

      Geneve reserves the right to change its mind with respect to any or all matters referred to in Item 4 of the Statement."

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------
     Item 5 of the Statement is hereby amended in its entirety to read as follows:

      "Geneve is the beneficial owner of and has the power to vote and dispose of 753,539 shares of Common Stock which constitute 41.4% of the outstanding Common Stock of the Company, as of the date of the information most recently available to Geneve. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of Geneve.

      On  January  2,  1998, Geneve acquired  from  the  Company
489,131  shares of Series E Preferred Stock at $4.60 per  share.
On  that  same  date,  Geneve acquired from the  Company  30,000 shares of Common Stock at $4.50 per share.

      On August 6, 1999, Geneve acquired 23,608 shares of Series
F  Preferred Stock at $10.00 per share in a private transaction.
Each  share  of  Series F Preferred Stock  is  convertible  into
1.6666667 shares of Common Stock.

                                             PAGE 4 of 7 PAGES

      On January 3, 2000, Geneve acquired 4,053 shares of Series G Preferred Stock and 29,148 shares of Series H Preferred Stock at $10.00 per share in private transactions. Each share of Series G Preferred Stock and Series H Preferred Stock is convertible into 1.6666667 shares of Common Stock.

     On February 9, 2000, Geneve converted (i) $330,000 stated value of Series E Preferred Stock into a promissory note of the Company payable to the order of Geneve in the principal amount of $330,000, and (ii) $1,920,000 stated value of Series E Preferred Stock into 489,131 shares of Common Stock. In addition, Geneve converted (a) 23,608 shares of Series F Preferred Stock into 39,347 shares of Common Stock, (b) 4,053 shares of Series G Preferred Stock into 6,755 shares of Common Stock and (c) 29,148 shares of Series H Preferred Stock into 48,580 shares of Common Stock.

     On April 6, 2000, Geneve acquired 10 shares of Series F Preferred Stock, 1,205 shares of Series G Preferred Stock and 1,205 shares of Series H Preferred Stock at $10.00 per share in a private transaction; on that same date, Geneve converted such shares into an aggregate of 4,033 shares of Common Stock.

     On April 18, 2000, Geneve acquired 4,616 shares of Series H
Preferred Stock at $10.00 per share in a private transaction, on that same date, Geneve converted such shares into an aggregate of 7,693 shares of Common Stock.

      The following shares of Common stock were acquired during the past sixty days in open-market transactions at the prices and on the dates specified:

     Date          Security        Price Per      No. of Shares
                                     Share
     ----          --------        ---------      -------------
March 20, 2000   Common Stock        $4.56            6,000
March 21, 2000   Common Stock        $4.70            1,000
April 5, 2000    Common Stock        $5.03           10,000

     To the best of its knowledge, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors beneficially owns any Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or
Series H Preferred Stock. In addition, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors has effected any transaction in the Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or Series H Preferred Stock during the past sixty days."

Item 7. Material to be Filed as Exhibits.
        ---------------------------------
     A.   Letter Agreement dated April 28, 2000 between the
Company and Geneve.

                                               PAGE 5 OF 7 PAGES


Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              GENEVE CORPORATION




                              By: /s/Steven B. Lapin
                                  ------------------
                                  Steven B. Lapin




May 3, 2000

                                             PAGE  6 OF 7 PAGES



                            EXHIBIT A


                                        April 28, 2000


Geneve Corporation
96 Cummings Point Road
Stamford, CT  06902

Attention:     Steven B. Lapin, President
               David T. Kettig, Esq.

Gentlemen:

     Reference is made to the Preferred Stock Purchase Agreement (the "Agreement") entered into as of October 22, 1997, between The Aristotle Corporation (the "Company") and Geneve Corporation (the "Purchaser") pursuant to which, among other things, the Purchaser acquired shares of Series E Convertible Preferred Stock of the Company (the "Geneve Preferred Stock"); and to the Letter Agreement ("Letter Agreement") from the Company addressed to, and countersigned by, the Purchaser, dated February 9, 2000, pursuant to which Letter Agreement certain terms of the Agreement were amended.

     The Purchaser has advised the Company that it is desirous of purchasing additional shares of the Company's Common Stock and shares of the Company's Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, each of which Preferred Shares are convertible into shares of the Company's Common Stock (collectively, with the shares of Common Stock, referred to as "Common Stock Equivalents"). Pursuant to Section
6.01 of the Agreement, the Purchaser agreed not to purchase shares of Voting Securities or Convertible Securities, as defined in the Agreement, without receiving the consent of the Board of Directors of the Company.

     Please be advised that the Board of Directors of the Company, at a meeting held on March 9, 2000, has consented to the purchase by the Purchaser of shares of Common Stock Equivalents, either via normal brokers' transactions or otherwise in compliance with the Securities Act of 1933, provided, however:

1.The number of Common Stock Equivalents owned of record and beneficially by the Purchaser shall not, without the prior consent of the Board of Directors of the Company, exceed 51% of the total issued and outstanding shares of Common Stock Equivalents (i.e., shares of the Company's Common Stock and Preferred Stock);

2.In effectuating any purchase of Common Stock Equivalents, the Purchaser shall not, directly or indirectly, adversely affect the Company's right to utilize any net operating loss

                                        PAGE 7 OF 7 PAGES

  carryforwards (i.e., the Purchaser shall not compromise the Company's rights to utilize its net operating loss carryforwards as currently permitted by Section 382 of the Internal Revenue Code of 1986 and the regulations pertaining thereto);

3.All of the terms of the Agreement shall remain in full force and effect, including, without limitation, Section 5.05 ("Voting Agreements") of the Agreement, except (i) Paragraph No. 3 of the Letter Agreement is hereby amended by deleting the date "January 1, 2002" set forth in (A)(ii)(a) and (A)(ii)(b) thereof, and inserting the date "January 1, 2003" in lieu thereof, and (ii) to the extent as otherwise modified by the Letter Agreement and this letter; and

4.The Purchaser acknowledges, by its signature below, its consent to, and agrees to be bound by, the terms set forth in this letter.

     If the foregoing is in conformity with your understanding and agreed to, please sign below where indicated.

                                   Very truly yours,

                                   THE ARISTOTLE CORPORATION


                                   By:  /s/ John J. Crawford
                                        --------------------
                                        John J. Crawford
                                   Its: Chairman, President and
                                        Chief Executive Officer

The foregoing is in conformity with our understanding and agreed to as of this 28th day of April, 2000.

                                   GENEVE CORPORATION

                                   (Record Holder of the Geneve
                                   Preferred Stock)


                                   By:  /s/ Steven B. Lapin
                                        -------------------
                                        Steven B. Lapin
                                   Its: President